

19011282

SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

EC
Processing
Section

AUG 2 9 2019

Washington DC

SEC FILE NUMBER
8-42995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 AND ENDING 06/30/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hagen Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 Century Park Lane #415

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Los Angeles   **CA**   **90067**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tye Wynfield   310-553-7350

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – if individual, state last, first, middle name)

18401 Burbank Blvd #120   **Tarzana**   **CA**   **91356**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Tye Wynfield _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagen Securities, Inc. _____, as of June 30 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Tye Wynfield
Signature

PRESIDENT
Title

Eddie Gomez
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Hagen Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Hagen Securities, Inc. as of June 30, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Hagen Securities, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hagen Securities, Inc.'s management. My responsibility is to express an opinion on Hagen Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Hagen Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Hagen Securities, Inc.'s auditor since 2017.

Tarzana, California

August 14, 2019

HAGEN SECURITIES, INC.

Statement of Financial Condition
June 30, 2019

ASSETS

Cash	$	43,918
Commissions receivable		8,573
Fixed assets, net of accumulated depreciation of $23,575		75,347
Other Assets		19,162
Total assets		147,000

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Total liabilities	-

STOCKHOLDER'S EQUITY:

Common stock $1 share value 10,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid in capital	35,000
Retained earnings	102,000
Total stockholder's equity	147,000
Total liabilities and stockholder's equity $	147,000

The accompanying notes are an integral part of these financial statements

HAGEN SECURITIES, INC.

Statement of Income
For the year ended June 30, 2019

REVENUES:

Commission income	$104,182
Other income	3,000
Total income	$107,182

EXPENSES:

Communications	4,752
Depreciation	11,316
Medical	29,483
Rent	15,000
Other general and administrative expenses	30,292
Total expenses	90,843

INCOME BEFORE INCOME TAXES	16,339

INCOME TAX PROVISION (Note 3)

Income tax expense	5,000
NET INCOME	$ 11,339

The accompanying notes are an integral part of these financial statements

HAGEN SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the year ended June 30, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance July 1, 2018	$ 10,000	$ 35,000	$ 90,661	$ 135,661
Net income			11,339	11,339
Ending balance June 30, 2019	$ 10,000	$ 35,000	$ 102,000	$ 147,000

HAGEN SECURITIES, INC.

Statement of Cash Flows
For the year ended June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	11,339
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		11,316
(Increase) decrease in:		
Commissions receivable		(8,573)
Other assets		1,407
Increase (decrease) in:		
Income taxes payable		(800)
Total adjustments		3,350
Net cash provided by operating activities		14,689
Increase in cash		14,689
Cash-beginning of period		29,229
Cash-end of period	$	43,918
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

Hagen Securities, Inc. (the Company) was incorporated in the State of California effective August 9, 1990. The Company has adopted a fiscal year ending June 30. The company, located in Los Angeles, California is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority "FINRA." The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption for limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the company on confirmation of investment by the investment company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Risk Concentration

The Company's revenue is derived primarily from commissions related to the sale of closed-end investment companies, publicly registered non-traded REITS, and oil & gas partnerships.

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2019

Income Taxes

Federal and State corporate income taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing difference in the recognition of income and expense for income tax purposes versus financial statement purposes have been recognized. Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. At June 30, 2019 there exists a federal and state of California net operating loss carry forward of $50,000, which is set to expire June 30, 2032. The Company is subject to the state of California minimum tax of $800 at June 30, 2019.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that If the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The company is subject to examinations by U.S. Federal and State tax authorities for years ending June 30, 2016, 2017, and 2018.

NOTE B - STATEMENT RELATED TO UNIFORM NET CAPITAL RULE

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2019, the Company had net capital of $52,491 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00%, The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount that the Company maintain minimum Net Capital of $5,000 pursuant to a fixed dollar amount of 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

See accountant's audit report

NOTE D - LEASES

The company has a related party lease with Tye Wynfield the sole stockholder. He has a office lease on a month to month bases at $1,250 a month. The office lease is paid quarterly. The office rent for the year ending June 30, 2019 was $15,000. The Company has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because the operating lease for the company's office space is on a month to month basis.

NOTE E - FIXED ASSETS

Depreciation is calculated on the straight line method. The automobile has a salvage value of $20,000. The following is a summary the automobile:

Automobile 5 years	$98,922
Less accumulated depreciation	(23,575)
Total	$75,347

Depreciation expense was $11,316 for the year June 30, 2019, and is included in the operating expenses in the accompanying statement of operations.

NOTE F - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair vale into three broad levels:

Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly,

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.) There were no levels to measure at June 30, 2019.

NOTE G- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i).

NOTE H - COMMITMENTS AND CONTINGENCIES

Hagen Securities, Inc. does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss of future obligation or that may be asserted against the firm at a future date.

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 14, 2019, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE J - ASC 606 - REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities - separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; asb-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service companies and networking fees from '40 Act companies.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of July 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method - i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at July 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

2 Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of July 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method - i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at July 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being c and c in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions

See accountant's audit report

-10-

of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company [Firm] can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when he uncertainties related o the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

. . . .

HAGEN SECURITIES, INC.
Supplementary Schedules

HAGEN SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities Act of 1934
for the year Ended June 30, 2019

Computation of Net Capital

Total Ownership equity from statement of financial condition	147,000
Non-Allowable Assets	-94,509
Less: Haircuts	-0-
Net Capital	52,491

Computation of Net Capital Requirements

Minimum net capital based on aggregate indebtedness 6.66% of net aggregate indebtedness	95
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Net Capital	47,491
Net Capital less greater of 10% of total indebtedness or 120% of net capital	46,491

Computation of Aggregate Indebtedness

Total Liabilities	1,431
Percentage of Aggregate Indebtedness to Net Capital	0.00%

There were no reported differences between the Audit and the Focus report filed as of June, 30 2019.

See accountant's audit report

HAGEN SECURITIES
Supplementary Schedules
As of and for the Year Ended June 30, 2019

Statement Related to Exemptive Provision

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); All customer transactions cleared through other broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed financial and operational combined uniform single report. The firm is exempt from Rule 15c-3-3(k)(2)(i); it does not maintain customers funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Hagen Securities, Inc.
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Hagen Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hagen Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Hagen Securities, Inc., stated that Hagen Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception Hagen Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Hagen Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 14, 2019

HSI Hagen Securities, Inc.

FINRA Member of Financial Industry
Regulatory Authority

Member of Securities Investors
Protection Corporation **SIPC**

August 14, 2019

Brian W. Anson, CPA
Suite 120
18401 Burbank Blvd.
Tarzana, CA 91356

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE June 30, 2019

Dear Brian:

Please be advised that Hagen Securities, Inc.("HSI") has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of July 1, 2018 through June 30, 2019. HSI did not hold customer securities or funds at any time during this period and does business on a limited basis (closed-end investment companies, publicly registered non-traded REITS, and oil & gas partnerships). HSI's past business has been of similar nature and has complied to this exemption since its inception, August of 1990.

Tye Wynfield, the president of HSI has made available to Brian W. Anson all records and information including all communications from regulatory agencies received though the date of this review June 30, 2019.

Tye Wynfield has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected HSI's compliance with the this exemption.

If you would like additional information or have any questions, feel free to call me directly at (310) 553-7350.

Very truly yours,

HAGEN SECURITIES, INC.

Tye Wynfield
President

2112 Century Park Lane, Suite 415 • Los Angeles, CA 90067 • Fax: (310) 553-3803 • Tel (310) 553-7200 • (310) 553-7350